Exhibit 23.4

Independent Accountants’ Consent

The Board of Directors

Southern Financial Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Provident Bankshares Corporation of our report dated January 22, 2003, relating to the consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which was included in the Southern Financial Bancorp, Inc. Annual Report on Form 10-K, and to the reference to our firm under the heading “Experts” in the Proxy Statement-Prospectus.

/s/ KPMG LLP

Richmond, Virginia

January 20, 2004